Exhibit 99.1

Scienjoy Accelerates Strategic Deployment of AI Applications in China with AI Vista Live!, Targeting a $202 Billion Market

BEIJING, January 7, 2026 /PRNewswire/ -- Scienjoy Holding Corporation (NASDAQ: SJ) (“Scienjoy”, the “Company”, or “we”), a leading interactive entertainment company in the Chinese market, today announced its plans to launch its AI Vista Live! nationwide in China in 2026. The platform is designed to introduce a transformative paradigm to human-digital interaction through physical artificial intelligence (AI) presence, powered by holographic displays and multi-interface deployment.

As a newly launched Business-to-Business (B2B) product, AI Vista Live! is designed for broad applications across healthcare, entertainment, tourism, and public services sectors, as China’s AI market accelerates toward a projected $202 billion valuation by 2032.

Unlike traditional cloud-based AI solutions, AI Vista Live! delivers tangible, application-focused capabilities through holographic displays and multiple interface options. The platform enables immersive, application-driven experiences that aims to address real operational challenges. The Company believes AI Vista Live! could position itself to capture substantial market share by translating AI capabilities into measurable efficiency gains, cost savings, and enhanced user engagement.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, stated: “We do not view AI as a demonstration concept or a one-time technological upgrade. We see it as a long-term capability that reshapes how businesses operate. The core value of AI Vista Live! lies not in the technology itself, but in its sustained operation within real business environments designed to drive efficiency and generating tangible commercial returns.

“The depth and scale of the Chinese market provide an ideal testing ground for AI applications. Through our experience in live streaming and digital human scenarios, we are refining a replicable AI application framework and gradually extending this capability to traditional industries and global markets. Going forward, our focus will remain on reliable and durable value creation and profitability, rather than short-term technological narratives.”

New Strategic Healthcare Partnership

Scienjoy’s recently signed a partnership framework agreement (the “Agreement”) with Hebei Wendao Elderly Care Service Group Co., Ltd. (“Wendao”) exemplifies the AI Vista Live!’s impact potential.

Pursuant to the Agreement, Scienjoy will develop an AI-powered digital human companion, named “AI Digital Human Butler,” across Wendao’s elderly care facilities. The solution is expected to address healthcare workforce shortages while elevating care quality standards and elderly well-being.

Platform Adapts Across Multiple Industries

AI Vista Live! can be utilized across various industries. Beyond healthcare settings, entertainment and tourism sectors also benefit from holographic technology that creates immersive visitor experiences. The platform can also function as interactive guides in museums, cultural attractions, and entertainment venues, delivering engaging content that enhances visitor satisfaction while reducing operational costs. Public services applications can streamline citizen interactions with government agencies by efficiently handling routine inquiries and intelligently routing complex issues to appropriate personnel.

Physical AI Presence Creates Competitive Differentiation

Scienjoy’s competitive advantage stems from its focus on physical AI presence, which distinguishes the platform from cloud-only competitors. Display options range from standard high-definition screens to holographic presentations, with computing hosts compatible with mainstream systems such as Android and macOS mini, enabling seamless integration across diverse commercial spaces. This flexibility allows organizations to deploy standalone units, integrate with existing infrastructure, or utilize mobile interfaces—tailoring implementation to their operational needs and budgets without rebuilding underlying infrastructure.

The platform emphasizes reliability and security through comprehensive encryption and data protection measures, ensuring compliance with Chinese data sovereignty requirements. Organizations gain confidence in deployment knowing their data remains protected while delivering advanced AI capabilities to end users.

Collaborative Approach Accelerates Market Entry

Scienjoy has adopted a flexible collaborative approach that accelerates deployment timelines of AI Vista Live! while reducing implementation risks. The Company provides comprehensive support throughout the full deployment lifecycle, including needs assessment, system configuration, staff training, and ongoing technical assistance. This approach ensures solutions align with real-world operational requirements rather than forcing organizations to adapt to generic technology platforms.

The platform’s modular architecture supports continuous capability integration without requiring complete system replacements, thus protecting organizations’ technology investments while enabling continuous improvement and scalability as AI capabilities advance. This future-proof design philosophy distinguishes AI Vista Live! from competitors offering rigid, replacement-dependent upgrade paths.

Market Outlook and Growth Opportunity

China’s AI market trajectory creates substantial opportunities for platforms that deliver practical, application-focused solutions. According to Fortune Business Insights, China’s AI market was estimated at $21.6 billion in 2024 and is expected to expand from $28.2 billion in 2025 to $202.0 billion by 2032, reflecting a compound annual growth rate (CAGR) of 32.5%.

Scienjoy believes AI Vista Live! is well positioned to capitalize on growing demand in China by 2026, as organizations across the healthcare, entertainment, tourism, and public services sectors seek tangible AI implementations that deliver measurable operational improvements.

By combining physical AI presence, holographic interfaces, and application-driven design, the platform addresses critical market demand for AI solutions that employees and customers can interact with in a real-world environment, creating more intuitive adoption patterns and greater return on investment.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation
+86-10-64428188
ir@scienjoy.com

Ascent Investor Relations LLC
Tina Xiao
+1-646-932-7242
investors@ascent-ir.com

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